Exhibit 99.2

Banco Santander Chile

2Q 2015 Earnings Report

Santander

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Email: rmorenoh@santander.cl
Banco Santander Chile	Website: www.santander.cl
Bandera 140, 19th floor

SECTION 1: SUMMARY OF RESULTS1

ROE reached 18.2% in 1H15. Ajusted ROE was 18.6% in the same period

In the first half of 2015 (1H15), Banco Santander Chile’s Net income attributable to shareholders of the Bank totaled Ch$235,841 million (Ch$1.25 per share and US$0.79/ADR), decreasing 21.8% compared to the first half of 2014., The Bank’s sound core trends were partially offset by the negative impacts of a lower inflation rate on margins and the higher tax rate. In 1H15, net operating profit from business segments2 increased 8.1% YoY. This was achieved with positive loan growth, a better funding mix and steady improvements in asset quality.

The Bank’s ROAE reached 18.2% in 1H15 compared to 25.3% in 1H14. The ROAE, adjusted for the difference in inflation3, reached 18.6% in 1H15 compared to 18.5% in 1H14, reflecting the stability of the Bank’s core profitability trends.

ROE reached 21.8% in 2Q15

Banco Santander Chile’s Net income attributable to shareholders in 2Q15 totaled Ch$140,364 million (Ch$0.74 per share and US$0.47/ADR) increasing 47.0% QoQ and decreasing 12.1% YoY. The Bank’s ROAE reached 21.8% in the quarter. As was the case in the first half results, recurring operating trends were robust in the quarter. In 2Q15, the net operating profit from business segments2 increased 1.9% QoQ and 7.6% YoY.

1.	The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).
2	Net operating profits from business segments: Net interest income+ Net fee and commission income + total financial transactions, net + provision for loan losses. These results exclude our Corporate Activities, which include, among other items, the impact of the inflation on results.
3	Adjusted ROAE = Annualized quarterly income adjusting net interest income by using a quarterly UF inflation rate of 0.75% (3% annualized inflation) for both periods being compared divided by average equity.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	2

Loans up 11.2% YoY. Growth focused in segments with a higher risk-adjusted profitability

Total loans increased 2.7% QoQ and 11.2% YoY in 2Q15. Loan growth continued to be focused on mid-high income individuals and the middle-market of corporates, segments with a higher risk-adjusted profitability. Total loans to individuals increased 3.1% QoQ and 14.1% YoY. Loans in the Mid-high income segment increased 4.5% QoQ and 17.3% YoY. In the same period, loans in the Middle-market segment increased 7.2% QoQ and 16.3% YoY.

Asset quality remained stable in the quarter

The Bank’s total Non-performing loans (NPLs) ratio remained stable at 2.7% in 2Q15 compared to 1Q15 and improved from 2.9% seen in 2Q14. The stability of the majority of the Bank’s asset quality metrics continued to reflect the change in the loan mix, the focus on pre-approved loan through our CRM, the improvements in asset quality in SMEs and the strengthening of our collections area.

Provision for loan losses increased 3.0% QoQ and decreased 2.9% YoY in 2Q15. The cost of credit (annualized provision for loan losses divided by quarterly average total loans) reached 1.4% in 2Q15, a similar level compared to 1Q15 and improving from 1.6% in 2Q14.

Total deposits increased 22.5% YoY. High liquidity in the market lowered funding costs

Total deposits increased 3.8% QoQ and 22.5% YoY. Non-interest bearing demand deposits increased 3.4% QoQ and 17.6% YoY. Demand deposits have grown at healthy rates in all business segments: Individuals6 +21.9%, SMEs +13.9%, Middle-market +19.0% and Corporate +13.8% YoY. The Bank also experienced a short-term increase in Institutions in 2Q15, mainly through time deposits. Time deposits increased 4.0% QoQ and 25.5% YoY. The high levels of liquidity in the local market led to an improvement in spreads earned over deposits from Institutions.

Client NIMs, net of provisions increased 10 bp. YoY to 3.6% in 2Q15

In 2Q15, Net interest income increased 21.3% QoQ and decreased 4.7% YoY. The Net interest margin4 (NIM) reached 5.1% in the same period, compared to 4.4% in 1Q15 and 6.0% in 2Q14. The YoY fall in margins was mainly due to the lower inflation rate in 2Q15 compared to 2Q14. Client NIMs5, which excludes the impact of inflation, reached 4.9% in 2Q15 compared to 5.0% in 1Q15 and 5.1% in 2Q14. Client NIMs declined due to the shift in the loan mix to less riskier segments.

4 Net interest margin, NIM: annualized net interest income (NI), divided by average interest earning assets.

5 Client NIM = annualized NI from our business segments (exclude the impact of inflation), divided by average loans.

6 Business segment Individuals consists of operating segments Santander Banefe and Commercial Banking

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	3

More importantly, this shift towards less riskier assets is leading to a rise in Client NIMs, net of provisions7. These reached 3.6% in 2Q15 compared 3.5% in 2Q14 and were stable compared to 1Q15. This evolution of client margins, net of risk was mainly due to an improved funding mix coupled with a sound evolution of asset quality indicators.

Greater cross-selling and product usage boosts retail fees

Net fee and commission income increased 5.1% QoQ and 4.4% YoY in 2Q15. On a YoY basis, fees in the individuals segment grew 9.0% and in SMEs fees increased 7.1%. This rise in retail fees was mainly due to greater product usage and cross-selling.

Efficiency ratio reached 41.1% in 1H15 and 40.3% in 2Q15

In 2Q15, operating expenses increased 7.8% YoY. This rise in costs was mainly due to: (i) the higher YoY inflation rate, which affected salaries and certain administrative expenses, such as rental costs, that are indexed to inflation, (ii) higher senior management compensation costs and (iii) the on-going investments to improve the productivity of our branch network. As a result, the Efficiency ratio reached 41.1% in 1H15 and 40.3% in 2Q15.

Core capital ratio reached 10.0%

The Bank’s Core capital ratio reached 10.0% as of June 30, 2015. The Bank’s shareholders approved on April 28, 2015 the Bank’s annual dividend equivalent to 60% of 2014 net income (Ch$1.75/share). This was equivalent to a dividend yield of 5.1% on the dividend record date in Chile (April 13, 2015). The dividend increased 24.5% compared to the dividend paid in 2014. The prudent management of the Bank’s capital ratios and solid yearly profitability has allowed the Bank to continue paying attractive dividends without issuing new shares since 2002.

7 Client NIMs, net of provisions = annualized net interest income from our business segments subtracting provisions divided by average interest earning assets

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	4

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
Net interest income	331,733	273,419	348,039	(4.7)%	21.3%
Net fee and commission income	58,274	55,461	55,815	4.4%	5.1%
Total financial transactions, net	30,331	40,991	30,062	0.9%	(26.0)%
Provision for loan losses	(81,592)	(79,226)	(84,036)	(2.9)%	3.0%
Operating expenses (excluding Impairment and Other operating expenses)	(165,408)	(151,204)	(153,449)	7.8%	9.4%
Impairment, Other operating income and expenses, net	(10,113)	(9,538)	(12,598)	(19.7)%	6.0%
Operating income	163,225	129,903	183,833	(11.2)%	25.7%
Net income attributable to shareholders of the Bank	140,364	95,477	159,616	(12.1)%	47.0%
Net income/share (Ch$)	0.74	0.51	0.85	(12.1)%	47.0%
Net income/ADR (US$)[1]	0.47	0.32	0.62	(23.7)%	45.2%
Total loans	24,217,740	23,572,415	21,784,284	11.2%	2.7%
Deposits	18,342,082	17,671,785	14,975,221	22.5%	3.8%
Shareholders’ equity	2,577,776	2,627,538	2,416,870	6.7%	(1.9)%
Net interest margin	5.1%	4.4%	6.0%
Efficiency ratio[2]	40.3%	42.0%	36.4%
Return on average equity[3]	21.8%	14.6%	26.7%
NPL / Total loans[4]	2.7%	2.7%	2.9%
Coverage NPLs	106.4%	111.3%	102.3%
Risk index[5]	2.9%	3.0%	2.9%
Cost of credit[6]	1.4%	1.4%	1.6%
Core Capital ratio[7]	10.0%	10.6%	10.7%
BIS ratio	12.9%	13.6%	13.9%
Branches	478	475	479
ATMs	1,604	1,646	1,753
Employees	11,614	11,469	11,381
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income+ Total financial transactions, net + Other operating income minus other operating expenses.
3.	Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4.	NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5.	Risk Index: loan loss allowances divided by Total loans.
6.	Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.6.
7.	Core Capital ratio = equity attributable to shareholders divided by risk weighted assets (in accordance with SBIF guidance).

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	5

SECTION 2: YTD RESULTS BY BUSINESS SEGMENT

Net operating profits from business segments rises 8.1% YoY in 1H15

Year to date results	As of June 30, 2015
(Ch$ million)	Individuals	SMEs[2]	Companies and Institutions[3]	Global banking and markets [4]	Total segments[5]
Net interest income	308,200	124,364	109,705	42,263	584,532
Change YoY	5.5%	5.9%	10.1%	22.3%	7.5%
Fee income	69,167	21,620	13,598	7,311	111,696
Change YoY	5.0%	7.6%	0.1%	-29.6%	1.6%
Core revenues[1]	377,367	145,984	123,303	49,574	696,228
Change YoY	5.4%	6.1%	8.9%	10.3%	6.5%
Financial transactions, net	3,837	3,460	8,934	29,033	45,264
Change YoY	-49.0%	-1.6%	12.2%	-5.4%	-8.9%
Provision expense	(96,786)	(46,738)	(12,963)	(692)	(157,179)
Change YoY	5.3%	-20.2%	16.8%	-38.8%	-3.4%
Net operating profit[6]	284,418	102,706	119,274	77,915	584,313
Change YoY	3.9%	24.5%	8.4%	4.6%	8.1%

1. Core revenues: Net interest income + Net fee and commission income from business segments. Fee income by segments in June 2014 was readjusted and certain previously non-segmented fee expenses were distributed among the different segments. Therefore, the historic fees by segments presented in past earnings reports are different from the ones being presented in this report, but they are now comparable to the figures presented in June 2015.

2. SMEs: defined as companies with sales below than Ch$1,200 million per year.

3. Companies and Institutions: defined as companies with sales between Ch$1,200 million and Ch$10,000 million per year. Companies that engage in real estate industry that sell properties with annual sales exceeding Ch $800 million with no ceiling. Other companies such as large corporations with annual sales exceeding Ch$10.000 million and Institutional companies that serve institutions like universities, government entities and local and regional governments.

4. Global banking and markets: defined as companies with sales over Ch$10,000 million per year or which are part of a large foreign or local economic group.

5. Total segments exclude the results from Corporate Activities.

6. Net operating profit is defined as Net interest income + Net fee and commission income + Total financial transactions,- provision for loan losses.

In 1H15, the net operating profit from business segments increased 8.1%. These results exclude our Corporate Activities, which includes, among other items, the impact of the inflation on results. Core revenues from our business segments (net interest income + Net fee and commission income) increased 6.5% in 1H15. This growth was achieved through positive loan growth, an improved funding mix and a rebound in Net fee and commission income in retail segments.

This rise in revenues was further leveraged on the positive asset quality trends. The Bank has been shifting the loan mix towards less riskier segments with an aim to improve profitability net of risk. As a result, the year-to-date cost of credit improved from 1.54% in 1H14 to 1.36% in 1H15.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	6

SECTION 3: BALANCE SHEET ANALYSIS

LOANS

Loans up 11.2% YoY. Growth focused in segments with a higher risk-adjusted profitability

Loans	Quarter ended,			% Change
(Ch$ million)	Jun-15	Mar-15	Jun-14	Jun. 15 / 14	Jun. / Mar. 15
Total loans to individuals[1]	12,605,550	12,225,564	11,049,148	14.1%	3.1%
Consumer loans	3,996,665	3,954,962	3,736,553	7.0%	1.1%
Residential mortgage loans	7,145,186	6,842,111	6,095,929	17.2%	4.4%
SMEs	3,323,388	3,252,893	3,293,787	0.9%	2.2%
Companies and Institutions	6,013,970	5,608,412	5,171,768	16.3%	7.2%
Global banking and markets	2,263,481	2,456,355	2,315,308	(2.2)%	(7.9)%
Total loans [2]	24,217,740	23,572,415	21,784,284	11.2%	2.7%

1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

Total loans increased 2.7% QoQ and 11.2% YoY in 2Q15. Loan growth continued to be focused on higher income individuals and the middle-market of corporates, segments with a higher risk-adjusted profitability.

Total loans to individuals increased 3.1% QoQ and 14.1% YoY. The Bank focused on expanding its loan portfolio in Mid-higher income segment, while remaining more selective in lower income segments. Loans in the Mid-higher income segment increased 4.5% QoQ and 17.3% YoY.

By products, total consumer loans increased 1.1% QoQ and 7.0% YoY with growth focused on the high-end of the consumer market. Residential mortgage loans expanded 4.4% QoQ and 17.2% YoY. The YoY growth rates were partially affected by the higher YoY inflation rates which results in a translation gain of mortgage loans, which are all denominated in Unidades de Fomento (UF or inflation linked pesos). The growth of residential mortgage loans was also due to the high demand for purchasing new homes before the implementation next year of an increased VAT tax over the price of new homes. For this reason, the growth rate of this product should decelerate by year-end and specially in 2016. The Bank continued to focus on residential mortgage loans with loan-to-values (LTV) below 80% at origination.

Lending to SMEs expanded 2.2% QoQ and fell 0.9% YoY. In the quarter, the Bank remained cautious in its growth strategy in this segment and kept focusing on the most profitable SMEs clients, which are also intensive in non-lending activities, such as cash management.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	7

In 2Q15, loans in the Companies and Institutions segment increased 7.2% QoQ and 16.3% YoY. Loan growth in this segment was focused on mid-sized exporters, which are benefitting from stronger external conditions and the weaker peso. This segment also saw loan growth enhanced by the translation gains produced over loans denominated in US$, following the depreciation of the peso in the quarter. This segment is also generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in client deposits.

In the Global banking and markets, loans decreased 7.9% QoQ and 2.2% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next. It is important to point out that more than 80% of net revenues in this segment come from non-lending activities, principally cash management, fees and treasury services.

DEPOSITS

Total deposits increased 22.5% YoY. High liquidity in the market lowered funding costs

Deposits	Quarter ended,			% Change
(Ch$ million)	Jun-15	Mar-15	Jun-14	Jun. 15 / 14	Jun. / Mar. 15
Demand deposits	6,659,174	6,440,784	5,664,560	17.6%	3.4%
Time deposits	11,682,908	11,231,001	9,310,661	25.5%	4.0%
Total deposits	18,342,082	17,671,785	14,975,221	22.5%	3.8%
Loans to deposits[1]	93.1%	94.7%	104.8%
Avg. non-interest bearing demand deposits / Avg. interest earning assets	25.8%	26.4%	24.8%
1.	(Loans – residential mortgage loans) / (Time deposits + demand deposits).

Total deposits increased 3.8% QoQ and 22.5% YoY. The Bank continued to focus on increasing its Core deposit base6. Total core deposits increased 15.8% YoY, led by a 17.6% rise in non-interest bearing demand deposits. Demand deposits have grown at healthy rates in all segments: Individuals +21.9%, SMEs +13.9%, Middle-market +19.0% and Corporate +13.8% YoY.

The Bank also experienced a short-term increase in Institutions in 2Q15, mainly through time deposits. Time deposits increased 4.0% QoQ and 25.5% YoY. The high levels of liquidity in the local market led to an improvement in spreads earned over deposits from wholesale investors. Despite this, Santander Chile continued to be one of the banks with the lowest exposure to short-term wholesaledeposits as a percentage of total funding in Chile.

6 Core deposits: all checking accounts plus non-Wholesale time deposits. Wholesale time deposits include deposits from: (i) banks and other financial institutions, (ii) economic groups with greater than 1% of short-term time deposits, (iii) economic groups with time deposits representing more than 2.5% of Core capital and, (iv) any other client defined as Wholesale.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	8

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE reached 18.2% in 1H15 and 21.8% in 2Q15

Equity	Quarter ended,			Change %
(Ch$ million)	Jun-15	Mar-15	Jun-14	Jun. 15 / 14	Jun. / Mar. 15
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,527,893	1,307,761	1,307,761	16.8%	16.8%
Valuation adjustment	(6,509)	(23,592)	6,785	(195.9)%	(72.4)%
Retained Earnings:	165,089	452,066	211,021	(21.8)%	(63.5)%
Retained earnings prior periods	0	550,331	0	—%	—%
Income for the period	235,841	95,477	301,459	(21.8)%	147.0%
Provision for mandatory dividend	(70,752)	(193,742)	(90,438)	(21.8)%	(63.5)%
Equity attributable to equty holders of the Bank	2,577,776	2,627,538	2,416,870	6.7%	(1.9)%
Non-controlling interest	32,593	36,661	28,536	14.2%	(11.1)%
Total Equity	2,610,369	2,664,199	2,445,406	6.7%	(2.0)%
Quarterly ROAE	21.8%	14.6%	26.7%
YTD ROAE	18.2%	14.6%	25.3%

Shareholders’ equity totaled Ch$2,577,776 million as of June 30, 2015. The ROAE in 2Q15 was 21.8% in 2Q15. For the first half of 2015, ROAE reached 18.2%. The Core Capital ratio reached 10.0% and the Bank’s BIS ratio1 reached 12.9% at the same date. The Bank’s shareholders approved on April 28, 2015 the Bank’s annual dividend equivalent to 60% of 2014 net income (Ch$1.75/share). This was equivalent to a dividend yield of 5.1% on the dividend record date in Chile (April 13, 2015). The dividend increased 24.5% compared to the dividend paid in 2014. The prudent management of the Bank’s capital ratios and solid yearly profitability has permitted the Bank to continue paying attractive dividends without issuing new shares since 2002.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Jun-15	Mar-15	Jun-14	Jun. 15 / 14	Jun. / Mar. 15
Tier I (Core Capital)	2,577,776	2,627,538	2,416,870	6.7%	(1.9)%
Tier II	753,492	746,917	726,457	3.7%	0.9%
Regulatory capital	3,331,268	3,374,455	3,143,327	6.0%	(1.3)%
Risk weighted assets	25,734,108	24,800,637	22,634,232	13.7%	3.8%
Tier I (Core capital) ratio	10.0%	10.6%	10.7%
BIS ratio[1]	12.9%	13.6%	13.9%
1.	BIS ratio: Regulatory capital divided by risk-weighted assets according to SBIF BIS I definitions.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	9

SECTION 4: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Client NIMs, net of provisions increased 10 bp YoY to 3.6% in 2Q15

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
Client net interest income[1]	296,052	289,703	276,246	7.2%	2.2%
Non-client net interest income[1]	35,681	(16,284)	71,793	(50.3)%	(319.1)%
Net interest income	331,733	273,419	348,039	(4.7)%	21.3%
Average interest-earning assets	25,859,714	24,783,238	23,226,246	11.3%	4.3%
Average loans	23,975,617	23,193,286	21,661,513	10.7%	3.4%
Avg. net gap in inflation indexed (UF) instruments[2]	3,891,367	3,905,318	4,209,244	(7.6)%	(0.4)%
Interest earning asset yield[3]	8.7%	6.5%	10.2%
Cost of funds[4]	4.0%	2.3%	4.4%
Client net interest margin[5]	4.9%	5.0%	5.1%
Net interest margin (NIM)[6]	5.1%	4.4%	6.0%
Quarterly inflation rate[7]	1.46%	(0.02)%	1.76%
Central Bank reference rate	3.00%	3.00%	4.00%
1.	Please refer to footnote 8 at the end of this page.
2.	The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed currency unit
3.	Interest income divided by average interest earning assets.
4.	Interest expense divided by sum of average interest bearing liabilities and demand deposits.
5.	Annualized Client Net interest income divided by average loans.
6.	Annualized Net interest income divided by average interest earning assets.
7.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q15, Net interest income increased 21.3% QoQ and decreased 4.7% YoY. The Net interest margin (NIM) reached 5.1% in 2Q15 compared to 4.4% in 1Q15 and 6.0% in 2Q14. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income7.

8. Client net interest income (NII) is Net interest income from all client activities such as loans and deposits minus the internal transfer rate and the spread earned over the Bank’s capital. In 1Q15, the Bank changed the manner in which the spread over capital was calculated and readjusted historical figures to make them comparable. Non-client NII is NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as financial transactions net.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

Client net interest income. In 2Q15, Client net interest income increased 2.2% QoQ and 7.2% YoY, driven mainly by loan growth and the improved funding mix. Average loans increased 3.4% QoQ and 10.7% YoY. Client NIMs (defined as Client net interest income divided by average loans), which excludes the impact of inflation, reached 4.9% in 2Q15 compared to 5.0% in 1Q15 and 5.1% in 2Q15. Client NIMs declined due to the shift to less riskier segments in line with the Bank’s strategy of focusing on margins net of risk. The high growth in residential mortgage loans, a relatively low spread product, also affected client margins but as previously mentioned, this should be a temporary event. More importantly, this shift towards less riskier assets is leading to a rise in Client NIMs, net of provisions. These reached 3.6% in 2Q15 compared 3.5% in 2Q14 and were stable compared to 1Q15.

Non-client net interest income. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 2Q15, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.46% compared to -0.02% in 1Q15 and 1.76% in 2Q15. The QoQ rise in non-client net interest income was due to the higher QoQ inflation rate. At the same time, the lower non-client net interest income in 2Q15 compared to 2Q14 was due to the lower YoY inflation rate. The average gap between assets and liabilities indexed to the UF was Ch$3,891 billion (US$6.1 billion) in 2Q15. This implies that for every 100 basis point change in inflation, our Net interest income increases or decrease by approximately Ch$39 billion, all other factors equal. The existence of this gap is mainly due to the Bank’s lending and funding activities. We expect UF inflation to be approximately 1% per quarter for the remainder of the year.

NIM: Net interest income annualized divided by average interest earning assets.

Client NIMs = Client net interest income annualized over avg. loans.

Client NIM, net of provisions = Client net interest income + provision for loan losses annualized over avg. loans.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Asset quality remains stable in the quarter

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
Gross provisions	(52,731)	(50,858)	(54,069)	0.6%	6.9%
Charge-offs[1]	(45,890)	(44,511)	(44,377)	(0.3)%	(0.6)%
Gross provisions and charge-offs	(98,621)	(95,369)	(98,446)	0.2%	3.4%
Loan loss recoveries	17,029	16,143	14,410	18.2%	5.5%
Provision for loan losses	(81,592)	(79,226)	(84,036)	(2.9)%	3.0%
Total loans[2]	24,217,740	23,572,415	21,784,284	11.2%	2.7%
Total reserves (RLL)	703,289	705,391	642,633	9.4%	(0.3)%
Non-performing loans[3] (NPLs)	661,052	633,895	628,124	5.2%	4.3%
NPLs consumer loans	100,712	100,321	87,502	15.1%	0.4%
NPLs commercial loans	377,296	375,230	376,714	0.2%	0.6%
NPLs residential mortgage loans	183,044	158,344	163,908	11.7%	15.6%
Impaired loans[4]	1,633,035	1,650,374	1,537,089	6.2%	(1.1)%
Impaired consumer loans	365,204	361,847	358,661	1.8%	0.9%
Impaired commercial loans	878,629	912,385	839,341	4.7%	(3.7)%
Impaired residential mortgage loans	389,202	376,142	339,087	14.8%	3.5%
Cost of credit[5]	1.36%	1.37%	1.55%
Risk Index[6] (LLA / Total loans)	2.90%	2.99%	2.95%
NPL / Total loans	2.73%	2.69%	2.88%
NPL / consumer loans	2.52%	2.54%	2.34%
NPL / commercial loans	2.89%	2.94%	3.15%
NPL / residential mortgage loans	2.56%	2.31%	2.69%
Impaired loans / total loans	6.74%	7.00%	7.06%
Impaired consumer loan ratio	9.14%	9.15%	9.60%
Impaired commercial loan ratio	6.72%	7.14%	7.02%
Impaired mortgage loan ratio	5.45%	5.50%	5.56%
Coverage of NPLs[7]	106.4%	111.3%	102.3%
Coverage of NPLs non-mortgage[8]	136.6%	137.9%	128.6%
Coverage of consumer NPLs	252.3%	256.3%	314.0%
Coverage of commercial NPLs	105.7%	106.3%	85.5%
Coverage of mortgage NPLs	27.4%	31.2%	28.0%
1.	Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2.	Excludes interbank loans.
3.	Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
4.	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
5.	Annualized provision for loan losses divided by quarterly average total loans. Averages are calculated using monthly figures.
6.	Loan loss allowances divided by Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks of Chile guidelines.
7.	Loan loss allowances divided by NPLs.
8.	Loan loss allowance of commercial and consumer loans divided by NPLs of commercial and consumer loans.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	12

The Bank’s total Non-performing loans (NPLs) ratio remained stable at 2.7% in 2Q15 compared to 1Q15 and improved from 2.9% seen in 2Q14. Total Coverage of NPLs in 2Q15 reached 106.4% compared to 111.3% in 1Q15 and 102.3% in 2Q14. The stability of the majority of the Bank’s asset quality metrics continued to reflect the change in the loan mix, the focus on pre-approved loan through our CRM, the improvements in asset quality in SMEs and the strengthening of our collections area.

Provision for loan losses increased 3.0% QoQ and decreased 2.9% YoY in 2Q15. The QoQ rise was mainly due to loan growth that boosted gross provisions and the depreciation of the peso in the quarter, which resulted in greater provision expense over loans denominated in foreign currency. Charge-offs remained stable in the quarter and loan loss recoveries increased 5.5% QoQ and 18.2% YoY. The cost of credit (annualized provision expense / average loans) reached 1.4% in 2Q15, a similar level compared to 1Q15 and improving from 1.6% in 2Q14.

By product, the evolution of provision for loan losses in 2Q15 was as following:

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
Consumer loans	(41,320)	(47,592)	(41,810)	(1.2)%	(13.2)%
Commercial loans	(37,955)	(29,221)	(39,144)	(3.0)%	29.9%
Residential mortgage loans	(2,317)	(2,413)	(3,082)	(24.8)%	(4.0)%
Provision for loan losses	(81,592)	(79,226)	(84,036)	(2.9)%	3.0%

Provisions for loan losses for consumer loans decreased 13.2% QoQ and 1.2% YoY. Asset quality in the consumer loan book evolved favorably. The ratio of Impaired consumer loans (consumer NPLs + renegotiated consumer loans) to total consumer loans reached 9.1% in 2Q15 compared to 9.2% 1Q15 and 9.6% in 2Q15. The consumer NPL ratio remained stable at 2.5% QoQ and increased from 2.3% in 2Q14. The Coverage ratio of consumer NPLs reached 252% in 2Q15. The YoY reduction in coverage compared to 2Q14 was mainly due to the improvement in asset quality in this portfolio, which led to a reversal of provisions from the recalibration of the consumer model that was executed in the second half of 2014.

Provision for loan losses for commercial loans increased 29.9% QoQ and decreased 3.0% YoY. The QoQ rise in net provision expense in commercial loans was mainly due to: (i) the depreciation of the peso in the quarter, which resulted in greater provision expense over loans denominated in foreign currency and (ii) downgrades of specific loan positions, mainly in the Middle-market segment.

Overall asset quality trends in commercial lending were stable and the coverage ratio increased significantly following the actions taken in 2014 to bolster this indicator. The commercial NPL ratio reached 2.9% in 2Q15 slightly below the levels registered in 1Q15, and improving from 3.1% seen in 2Q14. The Impaired commercial loan ratio reached 6.7% in 1Q15 compared to 7.0% in 2Q14. The Coverage ratio of commercial NPLs increased to 105.7% compared to 85.5% in 2Q14.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

Provisions for loan losses for residential mortgage loans decreased 4.0% QoQ and 24.8% YoY. Asset quality in residential mortgage loans remained healthy in the quarter. The Impaired mortgage loans ratio remained stable at 5.5% in 2Q15 compared to 1Q15 and improving from 5.6% seen in 2Q14. The impaired mortgage loan ratio is a broader measure of asset quality and mainly includes non-performing or renegotiated residential mortgage loans.

In 2Q15, the NPL ratio of mortgage loans increased from 2.3% in 1Q15 to 2.6% in 2Q15. This was mainly due to an accounting effect when a quarter has less than 90 days. Since NPLs are accounted for after 90 days overdue, a lower portion of NPLs were created in the first quarter, but entered non-performing status in the 2Q, explaining the fall in NPLs in 1Q and the rise in 2Q (See adjacent graph). On a YoY basis, the NPL ratio of mortgage loans went from 2.7% in 2Q14 to 2.6% in 2Q15.

NET FEE AND COMMISSION INCOME

Greater cross-selling and product usage boosts retail fees

Fee Income	Quarter			Change %
(Ch$ million)	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
Individuals	36,583	32,584	33,547	9.0%	12.3%
SMEs	11,014	10,606	10,287	7.1%	3.8%
Companies and Institutions	6,644	6,954	6,636	0.1%	(4.5)%
Global banking and markets	2,968	4,343	4,533	(34.5)%	(31.7)%
Sub-total	57,209	54,487	55,003	4.0%	5.0%
Others[1]	1,065	974	812	30.8%	9.3%
Total	58,274	55,465	55,815	4.4%	5.1%

1. Fee income by segments in June 2014 was readjusted and certain previously non-segmented fee expenses were distributed among the different segments. Therefore, the historic fees by segments presented in past earnings reports are different from the ones being presented in this report, but they are now comparable to the figures presented in June 2015

Net fee and commission income increased 5.1% QoQ and 4.4% YoY in 2Q15. On a YoY basis, fees in the individuals segment grew 9.0% and in SMEs, fees increased 7.1%. This rise in retail fees was mainly due to greater product usage and cross-selling. In the quarter, loan growth in the individual segment also boosted brokerage of insurance products associated to loans (fire, earthquake, life, etc.). At the same time, the Bank expanded its co-branding plan with LAN, Chile’s main airline. A client can now obtain airline miles by using their credit card and through all debit, ATM and internet transactions.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

Fees from the Corporate segment decreased 34.5% YoY. Fees in this segment tend to be more volatile than other segments due to large transactions that are not recurring between one quarter and the next. The slowdown in economic growth has also lowered investment-banking activity.

TOTAL FINANCIAL TRANSACTIONS, NET

Positive client treasury results offset by lower mark-to-market gains

Total financial transactions, net*	Quarter			Change %
(Ch$ million)	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
Net income (expense) from financial operations	(50,524)	(140,559)	(103,583)	(51.2)%	(64.1)%
Net foreign exchange gain	80,855	181,550	133,645	(39.5)%	(55.5)%
Total financial transactions, net	30,331	40,991	30,062	0.9%	(26.0)%

* These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and a liabilities denominated in foreign currency as well as from our derivatives.

Results from Total financial transactions, net were a gain of Ch$30,331 million in 2Q15, decreasing 26.0% QoQ and increasing 0.9% YoY. In order to understand more clearly these line items, we present them by business area in the table below.

Total financial transactions, net	Quarter			Change %
(Ch$ million)	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
Santander Global Connect[1]	15,873	16,548	12,192	30.2%	(4.1)%
Market-making	6,701	6,614	8,794	(23.8)%	1.3%
Client treasury services	22,574	23,162	20,986	7.6%	(2.5)%
Non client treasury income[2]	7,757	17,829	9,076	(14.5)%	(56.5)%
Total financ. transactions, net	30,331	40,991	30,062	0.9%	(26.0)%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

2. Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

Client treasury services decreased 2.5% QoQ due to lower demand of treasury products on behalf of corporate and middle-market clients. On a YoY, client treasury services increased 7.6% due to the 30.2% increase in revenues from Santander Global Connect, the Bank’s commercial platform for selling simple treasury products to our clients. This year, Chilean companies have increased their demand for hedging with the rise in financial uncertainty coming from different parts of the world. This reflects the recurring and defensive nature of our treasury services.

The 56.5% QoQ decrease in Non-client treasury income was mainly due to lower realized gains from our Available for sale fixed income portfolio. In the beginning of the year, inflation expectations contracted and market rates descended, resulting in higher mark-to-market gains. In 2Q15, as the velocity of the depreciation of the Chilean peso began to accelerate, this lead to a rise in inflation expectations, which, in turn, led to lower mark-to-market gains from the Bank’s fixed income investments.
Source: Bloomberg

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	16

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reached 41.1% in 1H15 and 40.3% in 2Q15

Operating expenses	Quarter			Change %
(Ch$ million)	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
Personnel salaries and expenses	(96,274)	(84,217)	(86,849)	10.9%	14.3%
Administrative expenses	(56,488)	(54,853)	(51,482)	9.7%	3.0%
Depreciation & amortization	(12,646)	(12,134)	(15,118)	(16.4)%	4.2%
Operating expenses, excluding impairment and other operating expenses	(165,408)	(151,204)	(153,449)	7.8%	9.4%
Branches	478	475	479	(0.2)%	0.6%
Traditional	275	274	273	0.7%	0.4%
Companies and institutional centers	5	5	3	66.7%	0.0%
Select	53	51	44	20.5%	3.9%
Banefe	67	67	74	(9.5)%	0.0%
Payment centers & others	78	78	85	(8.2)%	0.0%
ATMs	1,604	1,646	1,753	(8.5)%	(2.6)%
Employees	11,614	11,469	11,381	2.0%	1.3%
Efficiency ratio[1]	40.3%	42.0%	36.4%
1.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income+ Total financial transactions, net + Other operating income minus other operating expenses.

Operating expenses, excluding impairment and other operating expenses increased 7.8% YoY in 2Q15. This rise was mainly due to an increase in personnel and administrative expenses offset by lower depreciation and amortization costs. The Efficiency ratio reached 41.1% in 1H15 and 40.3% in 2Q15.

Compared to 1Q15, operating expenses increased 9.4%. Apart from those elements that explain the YoY increase, this rise is affected by a seasonal element due to the manner in which vacation expenses are recognized in the first quarter of each year.

Personnel salaries and expenses increased 10.9% YoY and total headcount increased 2.0% YoY. The rise in personnel expenses was mainly due to: (i) the raise in salaries since they are indexed to CPI inflation and (ii) higher senior management compensation. The growth rate of personnel expenses should decelerate as the year progresses given the stability in headcount, which will lead to lower senior management compensation costs and a slowdown in the rise in benefit costs, which increased in the second half of last year, following the signing of a new collective bargaining agreement.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

Administrative expenses increased 9.7% YoY. This rise was mainly due to: (i) greater business activity that has resulted in higher system and data processing costs, (ii) the effects of a higher YoY inflation rate over costs indexed to inflation and (iii) the on-going investments to improve the productivity of the branch network. In the quarter, the Bank opened 3 branches and continued the process of modernizing the existing network. The Bank has developed a new branch format that was tested in 2014 in various locations. This new format has exceeded expectations in terms of efficiency and client satisfaction. The Bank also remained focused on growing through complementary channels such as internet, phone and mobile banking. This will permit the Bank to maintain solid levels of efficiency going forward, while improving productivity and customer satisfaction.

This increase in costs was partially offset by the 16.4% YoY decrease in amortization expenses. As a reminder, in 3Q14, the Bank recognized a one-off impairment of intangibles, mainly of obsolete or unprofitable systems. This explains the reduction in amortization and depreciation charges.

OTHER OPERATING INCOME, NET & INCOME TAX

The statutory tax rate rises to 22.5% in 2015

Other operating income, net and Corporate tax	Quarter			Change %
(Ch$ million)	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
Other operating income	5,677	5,108	3,485	62.9%	11.1%
Other operating expenses	(15,770)	(14,646)	(16,067)	(1.8)%	7.7%
Other operating income, net	(10,093)	(9,538)	(12,582)	(19.8)%	5.8%
Income from investments in associates and other companies	788	485	552	42.8%	62.5%
Income tax income (expense)	(21,531)	(31,318)	(25,079)	(14.1)%	(31.3)%
Effective income tax rate	13.1%	24.0%	13.6%

Other operating income, net, totaled a loss of Ch$10,093 million in 2Q15, a decrease of 19.8% YoY. The main reason for this difference is lower provisions for non-credit contingencies. The higher loss compared to 1Q15 was mainly due to greater expenses related to repossessed assets.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

Income tax expenses in 2Q15 totaled Ch$21,531 million. The statutory corporate tax rate in 2015 is 22.5% compared to 20% in 1H14. The effective tax rate paid in 2Q15 was 13.1% and 13.6% in 2Q15. The decrease of the effective income tax rate paid by the Bank in the second quarter of each year was caused by two factors: (i) for tax purposes, banks must re-value their capital according to CPI inflation, which results in a tax gain when inflation is positive and, (ii) tax credits arising from property taxes paid on leased assets, that become effective when we file our annual tax return in April of each year.

For the rest of 2015, our effective tax rate is expected to be approximately 19% with a 1% quarterly CPI inflation rate. Below is a summary of our year-to-date income tax expense and effective rate.

YTD income tax[1] (Ch$ million)	Jun-15	Jun-14	Var. (%)
Net income before tax	294,401	352,724	(16.5)%
Price level restatement of capital[2]	(46,372)	(96,157)	(51.8)%
Net income before tax adjusted for price level restatement	248,029	256,567	(3.3)%
Statutory Tax rate	22.5%	20.0%	+2.5pp
Income tax expense at Statutory rate	(55,807)	(51,313)	8.2%
Tax benefits[3]	2,958	82	3607.3%
Income tax	(52,849)	(51,231)	3.2%
Effective tax rate	18.0%	14.5%	+4.5pp
1.	This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.
2.	For tax purposes, Capital is re-adjusted by CPI inflation.
3.	Mainly includes tax credits from property taxes paid on leased assets.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	19

SECTION 5: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1
Bank Deposit	Aa3/P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

SECTION 6: SHARE PERFORMANCE

As of June. 30, 2015

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

(Base 100 = 12/31/2014)

ADR price (US$) 6M15

6/30/15:	20.25
Maximum (6M15):	22.61
Minimum (6M15):	19.02

Market Capitalization: US$9,540 million

P/E 12month trailing*:	12.6
P/BV (12/31/14)**:	2.3
Dividend yield***:	5.1%

*	Price as of June 30, 2015 / 12mth. earnings
**	Price as of June 30, 2015 / Book value as of 6/30/15
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 6M15

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2014)

Local share price (Ch$) 6M15

6/30/15:	32.31
Maximum (6M15):	34.77
Minimum (6M15):	29.52

Dividends:

Year paid	Ch$/share	% of previous year’s
		earnings
2012:	1.39	60%
2013:	1.24	60%
2014:	1.41	60%
2015:	1.75	60%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Jun-15	Jun-15	Dec-14	June 15 / Dec. 14
	US$ths	Ch$ million		% Chg.
Assets
Cash and deposits in banks	2,511,529	1,604,616	1,608,888	(0.3)%
Cash items in process of collection	1,187,206	758,506	531,373	42.7%
Trading investments	683,746	436,845	774,815	(43.6)%
Investments under resale agreements	-	-	-	-%
Financial derivative contracts	4,120,707	2,632,720	2,727,563	(3.5)%
Interbank loans, net	61,786	39,475	11,918	231.2%
Loans and account receivables from customers, net	36,804,588	23,514,451	22,179,938	6.0%
Available for sale investments	3,131,218	2,000,535	1,651,598	21.1%
Held-to-maturity investments	-	-	-	-%
Investments in associates and other companies	29,966	19,145	17,914	6.9%
Intangible assets	64,782	41,389	40,983	1.0%
Property, plant and equipment	326,334	208,495	211,561	(1.4)%
Current taxes	0	0	2,241	(100.0)%
Deferred taxes	453,029	289,440	282,211	2.6%
Other assets	1,386,785	886,017	493,173	79.7%
Total Assets	50,761,675	32,431,634	30,534,176	6.2%

	Jun-15	Jun-15	Dec-14	June 15 / Dec. 14
	US$ths	Ch$ million		% Chg.
Liabilities
Deposits and other demand liabilities	10,422,874	6,659,174	6,480,497	2.8%
Cash items in process of being cleared	698,330	446,163	281,259	58.6%
Obligations under repurchase agreements	250,682	160,161	392,126	(59.2)%
Time deposits and other time liabilities	18,285,973	11,682,908	10,413,940	12.2%
Financial derivatives contracts	3,401,704	2,173,349	2,561,384	(15.1)%
Interbank borrowings	1,774,785	1,133,910	1,231,601	(7.9)%
Issued debt instruments	9,731,038	6,217,160	5,785,112	7.5%
Other financial liabilities	341,582	218,237	205,125	6.4%
Current taxes	28,933	18,485	1,077	1616.3%
Deferred taxes	2,711	1,732	7,631	(77.3)%
Provisions	319,709	204,262	310,592	(34.2)%
Other liabilities	1,417,630	905,724	220,853	310.1%
Total Liabilities	46,675,951	29,821,265	27,891,197	6.9%

Equity
Capital	1,395,059	891,303	891,303	-
Reserves	2,391,443	1,527,893	1,307,761	16.8%
Valuation adjustments	(10,188)	(6,509)	25,600	-%
Retained Earnings:	258,396	165,089	385,232	(57.1)%
Retained earnings from prior years	-	-	-	-%
Income from the period	369,136	235,841	550,331	(57.1)%
Minus: Provision for mandatory dividends	(110,740)	(70,752)	(165,099)	(57.1)%
Total Shareholders' Equity	4,034,710	2,577,776	2,609,896	(1.2)%
Non-controlling interest	51,014	32,593	33,083	(1.5)%
Total Equity	4,085,724	2,610,369	2,642,979	(1.2)%
Total Liabilities and Equity	50,761,675	32,431,634	30,534,176	6.2%

The exchange rate used to calculate the figures in dollars was Ch$638.9 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Jun-15	Jun-15	Jun-14	June 15 / June 14
	US$ths.	Ch$ million		% Chg.

Interest income	1,507,408	963,083	1,132,097	(14.9)%
Interest expense	(560,230)	(357,931)	(470,565)	(23.9)%
Net interest income	947,178	605,152	661,532	(8.5)%
Fee and commission income	295,403	188,733	179,437	5.2%
Fee and commission expense	(117,386)	(74,998)	(67,858)	10.5%
Net fee and commission income	178,017	113,735	111,579	1.9%
Net income (expense) from financial operations	(299,081)	(191,083)	(74,041)	158.1%
Net foreign exchange gain	410,714	262,405	137,075	91.4%
Total financial transactions, net	111,632	71,322	63,034	13.1%
Other operating income	16,881	10,785	8,995	19.9%
Net operating profit before provisions for loan losses	1,253,708	800,994	845,140	(5.2)%
Provision for loan losses	(251,711)	(160,818)	(165,270)	(2.7)%
Net operating profit	1,001,997	640,176	679,870	(5.8)%
Personnel salaries and expenses	(282,503)	(180,491)	(161,516)	11.7%
Administrative expenses	(174,270)	(111,341)	(100,909)	10.3%
Depreciation and amortization	(38,785)	(24,780)	(28,585)	(13.3)%
Operating expenses excluding Impairment and Other operating expenses	(495,558)	(316,612)	(291,010)	8.8%
Impairment of property, plant and equipment	(31)	(20)	(29)	(31.0)%
Other operating expenses	(47,607)	(30,416)	(36,946)	(17.7)%
Total operating expenses	(543,196)	(347,048)	(327,985)	5.8%
Operating income	458,801	293,128	351,885	(16.7)%
Income from investments in associates and other companies	1,992	1,273	839	51.7%
Income before tax	460,794	294,401	352,724	(16.5)%
Income tax expense	(82,719)	(52,849)	(51,231)	3.2%
Net income from ordinary activities	378,075	241,552	301,493	(19.9)%
Net income discontinued operations	-	-	-	-%
Net income attributable to:
Non-controlling interest	8,939	5,711	34	16697.1%
Net income attributable to share holders of the Bank	369,136	235,841	301,459	(21.8)%

The exchange rate used to calculate the figures in dollars was Ch$638.9 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	23

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	2Q15	2Q15	1Q15	2Q14	2Q15 / 2Q14	2Q15 / 1Q15
	US$ths.	Ch$mn			% Chg.
Interest income	880,213	562,368	400,715	591,190	(4.9)%	40.3%
Interest expense	(360,988)	(230,635)	(127,296)	(243,151)	(5.1)%	81.2%
Net interest income	519,225	331,733	273,419	348,039	(4.7)%	21.3%
Fee and commission income	147,411	94,181	94,552	88,756	6.1%	(0.4)%
Fee and commission expense	(56,201)	(35,907)	(39,091)	(32,941)	9.0%	(8.1)%
Net fee and commission income	91,210	58,274	55,461	55,815	4.4%	5.1%
Net income (expense) from financial operations	(79,080)	(50,524)	(140,559)	(103,583)	(51.2)%	(64.1)%
Net foreign exchange gain	126,553	80,855	181,550	133,645	(39.5)%	(55.5)%
Total financial transactions, net	47,473	30,331	40,991	30,062	0.9%	(26.0)%
Other operating income	8,886	5,677	5,108	3,485	62.9%	11.1%
Net operating profit before provisions for loan losses	666,794	426,015	374,979	437,401	(2.6)%	13.6%
Provision for loan losses	(127,707)	(81,592)	(79,226)	(84,036)	(2.9)%	3.0%
Net operating profit	539,087	344,423	295,753	353,365	(2.5)%	16.5%
Personnel salaries and expenses	(150,687)	(96,274)	(84,217)	(86,849)	10.9%	14.3%
Administrative expenses	(88,414)	(56,488)	(54,853)	(51,482)	9.7%	3.0%
Depreciation and amortization	(19,793)	(12,646)	(12,134)	(15,118)	(16.4)%	4.2%
Operating expenses excluding Impairment and Other operating expenses	(258,894)	(165,408)	(151,204)	(153,449)	7.8%	9.4%
Impairment of property, plant and equipment	(31)	(20)	0	(16)	25.0%	-%
Other operating expenses	(24,683)	(15,770)	(14,646)	(16,067)	(1.8)%	7.7%
Total operating expenses	(283,609)	(181,198)	(165,850)	(169,532)	6.9%	9.3%
Operating income	255,479	163,225	129,903	183,833	(11.2)%	25.7%
Income from investments in associates and other companies	1,233	788	485	552	42.8%	62.5%
Income before tax	256,712	164,013	130,388	184,385	(11.0)%	25.8%
Income tax expense	(33,700)	(21,531)	(31,318)	(25,079)	(14.1)%	(31.3)%
Net income from ordinary activities	223,011	142,482	99,070	159,306	(10.6)%	43.8%
Net income discontinued operations	-	-	-	-	-	-
Net income attributable to:
Non-controlling interest	3,315	2,118	3,593	(310)	-783.2%	(41.1)%
Net income attributable to share holders of the Bank	219,696	140,364	95,477	159,616	(12.1)%	47.0%

The exchange rate used to calculate the figures in dollars was Ch$638.9 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Jun-14	Sep-14	Dec-14	Mar-15	Jun-15
(Ch$ millions)
Loans
Consumer loans	3,736,553	3,818,635	3,918,375	3,954,962	3,996,665
Residential mortgage loans	6,095,929	6,299,766	6,632,031	6,842,111	7,145,186
Commercial loans	11,951,802	12,146,496	12,330,300	12,775,342	13,075,889
Total loans	21,784,284	22,264,897	22,880,706	23,572,415	24,217,740
Allowance for loan losses	(642,633)	(673,620)	(700,768)	(705,391)	(703,289)
Total loans, net of allowances	21,141,651	21,591,277	22,179,938	22,867,024	23,514,451

Loans by segment
Individuals	11,049,148	11,342,245	11,973,076	12,225,564	12,605,550
SMEs	3,293,787	3,316,030	3,218,598	3,252,893	3,323,388
Companies and institutional lending	5,171,768	5,385,840	5,443,984	5,608,412	6,013,970
Corporate	2,315,308	2,289,922	2,201,913	2,456,355	2,263,481

Deposits
Demand deposits	5,664,560	5,724,921	6,480,497	6,440,784	6,659,174
Time deposits	9,310,661	10,531,006	10,413,940	11,231,001	11,682,908
Total deposits	14,975,221	16,255,927	16,894,437	17,671,785	18,342,082
Loans / Deposits[1]	104.8%	98.2%	96.2%	94.7%	93.1%

Average balances
Avg. interest earning assets	23,226,246	23,787,024	24,483,371	24,783,238	25,859,714
Avg. loans	21,661,513	22,090,451	22,659,565	23,193,286	23,975,617
Avg. assets	27,989,256	28,911,456	30,424,886	31,156,597	32,037,326
Avg. demand deposits	5,767,539	5,693,382	5,922,829	6,550,557	6,663,795
Avg equity	2,391,833	2,449,630	2,552,031	2,618,181	2,570,721
Avg. free funds	8,159,372	8,143,011	8,474,860	9,168,737	9,234,515

Capitalization
Risk weighted assets	22,634,232	23,474,373	23,946,126	24,800,637	25,734,108
Tier I (Shareholders' equity)	2,416,870	2,482,733	2,609,896	2,627,538	2,577,776
Tier II	726,457	732,794	744,806	746,917	753,492
Regulatory capital	3,143,327	3,215,527	3,354,702	3,374,455	3,331,268
Tier I ratio	10.7%	10.6%	10.9%	10.6%	10.0%
BIS ratio	13.9%	13.7%	14.0%	13.6%	12.9%

Profitability & Efficiency
Net interest margin	6.0%	5.0%	5.8%	4.4%	5.1%
Efficiency ratio[2]	36.4%	38.3%	36.9%	42.0%	40.3%
Avg. Demand deposits / interest earning assets	24.8%	23.9%	24.2%	26.4%	25.8%
Return on avg. equity	26.7%	18.0%	21.7%	14.6%	21.8%
Return on avg. assets	2.3%	1.5%	1.8%	1.2%	1.8%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	25

	Jun-14	Sep-14	Dec-14	Mar-15	Jun-15
Asset quality
Impaired loans[3]	1,537,089	1,585,208	1,617,251	1,650,374	1,633,035
Non-performing loans (NPLs)[4]	628,124	646,814	644,327	633,895	661,052
Past due loans[5]	384,998	399,594	382,231	388,925	390,059
Loan loss reserves	642,633	673,620	700,768	705,391	703,289
Impaired loans / total loans	7.1%	7.1%	7.1%	7.0%	6.7%
NPLs / total loans	2.88%	2.91%	2.82%	2.69%	2.73%
PDL / total loans	1.77%	1.79%	1.67%	1.65%	1.61%
Coverage of NPLs (Loan loss allowance / NPLs)	102.3%	104.1%	108.8%	111.3%	106.4%
Coverage of PDLs (Loan loss allowance / PDLs)	166.9%	168.6%	183.3%	181.4%	180.3%
Risk index (Loan loss allowances / Loans)[6]	2.95%	3.03%	3.06%	2.99%	2.90%
Cost of credit (prov expense annualized / avg. loans)	1.55%	1.80%	1.94%	1.37%	1.36%

Network
Branches	479	475	474	475	478
ATMs	1,753	1,692	1,645	1,646	1,604
Employees	11,381	11,493	11,478	11,469	11,614

Market information (period-end)
Net income per share (Ch$)	0.85	0.58	0.74	0.51	0.74
Net income per ADR (US$)	0.62	0.39	0.48	0.32	0.47
Stock price	36.49	33.77	30.33	33.98	32.31
ADR price	26.45	22.09	19.72	21.68	20.25
Market capitalization (US$mn)	12,461	10,407	9,290	10,214	9,540
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[7]	1.75%	0.60%	1.88%	-0.02%	1.46%
Central Bank monetary policy reference rate (nominal)	4.00%	3.25%	3.00%	3.00%	3.00%
Observed Exchange rate (Ch$/US$) (period-end)	550.6	601.66	607.38	626.87	634.58

1 Ratio =( Loans - residencial mortgage loans) / (Time deposits + demand deposits)

2 Efficiency ratio =(Net interest revenue+ fee income +financial transactions net + Other operating income +other operating expenses)

divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges

3 Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

4 Capital + future interest of all loans with one installment 90 days or more overdue.

5 Total installments plus lines of credit more than 90 days overdue

6 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

7 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	26